EXHIBIT 99.1
GLAMIS GOLD LTD.
LETTER OF TRANSMITTAL
FOR REGISTERED HOLDERS OF GLAMIS GOLD LTD. COMMON SHARES
For Use in Connection of the Arrangement Involving Glamis Gold Ltd., its Shareholders and Goldcorp Inc.
     Shareholders whose Glamis Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those Glamis Shares and registering interests in Goldcorp Shares as contemplated by this Letter of Transmittal (all as defined below).
     This Letter of Transmittal is for use by registered holders (“Glamis Shareholders”) of common shares (“Glamis Shares”) of Glamis Gold Ltd. (“Glamis”) in connection with the acquisition of Glamis by Goldcorp Inc. (“Goldcorp”) by way of a plan of arrangement (the “Arrangement”), as described in Glamis’ management information circular dated as of September 25, 2006, supplemented by the supplement dated as of October 13, 2006 (collectively the “Circular”). Glamis Shareholders are referred to the Circular, including the Appendices that form part of and are incorporated into the Circular, previously mailed to Glamis Shareholders. Capitalized terms used but not defined in this Letter of Transmittal that are used in the Circular have the respective meanings set out in the Circular, including the Appendices attached thereto.
     In order to receive common shares of Goldcorp (“Goldcorp Shares”) and the cash payment, each Glamis Shareholder must submit this Letter of Transmittal, properly completed and duly executed, together with all other required documents, to CIBC Mellon Trust Company (the “Depositary”), at one of the addresses set forth on the last page of this Letter of Transmittal. It is the Glamis Shareholder’s responsibility to ensure that this Letter of Transmittal is received by the Depositary.
     Glamis Shareholders who have properly completed, duly executed and delivered this Letter of Transmittal and all other required documents will receive in exchange for each of their Glamis Shares, 1.69 Goldcorp Shares and $0.0001 in cash.
     No fractional Goldcorp Shares will be issued to any Glamis Shareholder. If a Glamis Shareholder is entitled to a fractional share representing 0.5 or more of a Goldcorp Share, the number of Goldcorp Shares to be issued to that Glamis Shareholder will be rounded up to the nearest whole Goldcorp Share. If a Glamis Shareholder is entitled to a fractional share representing less than 0.5 of a Goldcorp Share, the number of Goldcorp Shares to be issued to that Glamis Shareholder will be rounded down to the nearest whole Goldcorp Share.
     Any cash consideration to be received by a Glamis Shareholder will be rounded up to the nearest whole cent.
Glamis Shareholders who do not deliver their Glamis Share certificates and all other required documents to the Depositary on or before November 4, 2012 shall lose their right to receive Goldcorp Shares and cash for their Glamis Shares.

TO:	Glamis Gold Ltd.
AND TO:	Goldcorp Inc.
AND TO:	CIBC Mellon Trust Company, at its addresses set out on the last page of this Letter of Transmittal.
     The undersigned Glamis Shareholder hereby irrevocably deposits to you the certificate(s) for Glamis Shares, details of which are as follows for conversion into Goldcorp Shares and cash pursuant to the terms of the Arrangement.

Name(s) and Address(es) of Registered Holder(s)	Certificate Number(s)	Number of Glamis Shares

Note: If space is insufficient, please attach a separate schedule to this Letter of Transmittal.
     It is understood that upon receipt and deposit of: (i) this Letter of Transmittal, (ii) the certificate(s) representing the Glamis Shares, and (iii) any other required documentation, Goldcorp or its agent will send to the undersigned certificate(s) for Goldcorp Shares and a cheque representing the cash to which the undersigned is entitled under the Arrangement. The share certificate(s) and cheque will be in the name of the Glamis Shareholder set forth below. The undersigned Glamis Shareholder covenants, represents and warrants that (i) the undersigned is the owner of the Glamis Shares being deposited, (ii) such Glamis Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal, and all information inserted into this Letter of Transmittal by the undersigned is accurate, and (iv) the undersigned will not transfer or permit to be transferred any of such deposited Glamis Shares.
     The covenants, representations and warranties of the undersigned herein contained survive the completion of the Arrangement. The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Glamis Shares being deposited. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Glamis Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal survives the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.
     The undersigned instructs Goldcorp and the Depositary to mail the certificate(s) representing Goldcorp Shares and the cheque promptly after receipt of this Letter of Transmittal, by first class insured mail, postage prepaid, to the undersigned, or to hold such certificates for pick-up, in accordance with the instructions given below.
     By reason of the use by the undersigned of an English language form of this Letter of Transmittal, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une version anglaise de la présente lettre d’envoi, le soussigné est réputé avoir demandé que tout contrat attesté par la fusion, qui est accepté au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

Please review carefully the instructions below in completing the following information (other than signatures, please print):

A. Registration Instructions
Issue and send Goldcorp Share certificate(s) and the cheque and enter the shares in the share register as indicated below.

(Name)

(Street Address)

(City) (Province or State)
(Postal or Zip Code)

(Country)

(Telephone — Business Hours)

(Social Insurance Number)

B. Delivery Instructions
To be completed ONLY if the Goldcorp Share certificate(s) and cheque are to be sent to someone other than the registered holder or to an address other than the address of the registered holder.

(Name)

(Street Address)

(City) (Province or State)
(Postal or Zip Code)

(Country)

(Telephone — Business Hours)

C. Pick-Up Transactions
☐	Hold Goldcorp Share certificate(s) and the cheque for pick-up at the Toronto address of the Depositary which is shown on the last page of this Letter of Transmittal.

☐	Hold Goldcorp Share certificate(s) and the cheque for pick-up at the Vancouver address of the Depositary which is shown on the last page of this Letter of Transmittal.

D. Information Regarding Residence of Glamis Shareholders

Canadian residents (other than trusts) must provide their Social Insurance Number or Business Number:

U.S. residents/citizens must provide their Taxpayer Identification Number:

E. Tax Deferral Election
☐	Check this box if the beneficial owner of the deposited Glamis Shares represented by the certificates listed in Box A, (1) is an “Eligible Holder” (defined below), and (2) would like to make the joint tax election with Goldcorp described in the “Tax Election Procedure for Glamis Shareholders Subject to Canadian Taxation” section at page 52 of the Circular. Eligible Holders who check this box and submit this Letter of Transmittal will receive a tax instruction letter from the Depositary.

The joint tax election can only be made by beneficial owners of Glamis Shares who are Eligible Holders. No joint tax election will be made with any other persons.

An “Eligible Holder” means a person who is resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) and who is not exempt from tax under Part I of the Tax Act.

☐	Eligible Holders who check the box above and would like to make a similar election for Québec income tax purposes should also check this box to receive a tax instruction letter relating to such Québec tax election from the Depositary.

DATED: ____________________________, 200___

(Signature of holder or authorized representative)

(Signature of any joint holder)

(Name of shareholder)

(Name of authorized representative)

F. SUBSTITUTE FORM W-9
To be completed by U.S. Residents/Citizens only (See Instruction 5)
Under penalties of perjury, I certify that:
1.	The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me and have so indicated by writing “Applied For” in the space below for social security or taxpayer identification number),

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. person (including a U.S. resident alien).
Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.

(Signature of Shareholder)	(Date)

(Social Security or taxpayer identification number)
NOTE: FAILURE TO COMPLETE THIS FORM OR TO PROVIDE GLAMIS WITH A SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 28% OF ANY CONSIDERATION SUBJECT TO TAX TO BE DELIVERED TO YOU PURSUANT TO THE ARRANGEMENT.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN THE SPACE FOR THE “SOCIAL SECURITY OR TAXPAYER
IDENTIFICATION NUMBER” IN BOX F.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Centre or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable consideration to be delivered to me thereafter may be withheld until I provide a number.

(Signature of Shareholder)	(Date)

INSTRUCTIONS:
1.	Use of Letter of Transmittal

(a)	In order to be eligible to receive Goldcorp Shares, this Letter of Transmittal must be received by the Depositary, together with all other required documents, at one of the addresses set forth on the last page of this Letter of Transmittal.

(b)	The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Glamis Shares and all other required documents is at the option and risk of the Glamis Shareholder, and delivery will be deemed to be effective only when such documents are actually received. Glamis recommends that the necessary documentation be hand delivered to the Depositary at one of the addresses set forth on the last page of this Letter of Transmittal and a receipt obtained; otherwise the use of registered, insured mail, with return receipt requested, is recommended.

2.	Signatures

(a)	This Letter of Transmittal must be filed in, dated and signed by the holder of the Glamis Shares or by such holder’s duly authorized representative in accordance with Instruction 4.

(b)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if certificate(s) representing Goldcorp Shares are to be issued to a person other than the registered owner(s):
(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.
3.	Guarantee of Signatures
          If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Glamis Shares, such signature must be guaranteed by a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (collectively, an “ Eligible Institution” ), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). Members of STAMP, SEMP and MSP are usually members of a recognized stock exchange in Canada and in the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.
4.	Fiduciaries, Representatives and Authorizations
          Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Any of Glamis, Goldcorp or the Depositary in their discretion, may require additional evidence of authority or additional documentation.

5.	US Federal Income Tax and Backup Withholding — Substitute Form W-9
          US Shareholders should carefully review the discussion of the United States Federal Income Tax Considerations described in the Circular and should consult with their own tax advisors regarding elections that may be available to mitigate certain possible adverse US tax consequences.
          Each shareholder of Glamis who is a U.S. resident or citizen (a “U.S. Shareholder”) is required to provide the Depositary with a correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9 which is provided in Box F, and to certify whether such holder is subject to backup withholding of federal income tax. If a U.S. Shareholder has been notified by the IRS that such holder is subject to backup withholding, such shareholder must cross out item 2 of the Substitute Form W-9, unless such holder has since been notified by the IRS that such holder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Shareholder to penalties imposed by the IRS and 28% federal income tax withholding on any consideration subject to tax due to such holder in connection with the Arrangement. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS.
          Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or Employer Identification Number in Part 1 of Substitute Form W-9 and sign and date the form.
          If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write “Applied For” in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in the Substitute Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary may withhold 28% of all consideration due to such holder in connection with the Arrangement until a TIN is provided to the Depositary.
A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL MAY BE SUBJECT TO PENALTIES IMPOSED BY THE IRS BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.
TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
6.	Delivery Instructions
          If the box entitled “Delivery Instructions” is not completed, any new share certificate(s) and cheque issued in exchange for Glamis Shares will be mailed to the depositing Glamis Shareholder at the address of the Glamis Shareholder as it appears in this Letter of Transmittal. If no address of the Glamis Shareholder is provided in this Letter of Transmittal, then it will be mailed to the address of the Glamis Shareholder as it appears on the securities register of Glamis.

7.	Miscellaneous

(a)	If Glamis Shares are registered in different forms (e.g., “ John Doe” and “ J. Doe” ), a separate Letter of Transmittal should be signed for each different registration.

(b)	The undersigned must complete “Box D — Information Regarding Residence of Glamis Shareholders’’ in this Letter of Transmittal, indicating whether the beneficial owner of the Glamis Shares held by the undersigned is a resident or non-resident of Canada under the Tax Act.

(c)	No alternative, conditional or contingent deposits will be accepted and no fractional Goldcorp Shares will be issued.

(d)	Additional copies of this Letter of Transmittal may be obtained from the Depositary at one of the addresses set forth on the last page of this Letter of Transmittal.

(e)	Goldcorp reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary.

8.	Lost Certificates
          If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, Vancouver, BC V6E 3X1, who will respond with the replacement requirements.
9.	Assistance
          The Depositary (see below for addresses and telephone numbers) or your broker or other financial adviser will be able to assist you in completing this Letter of Transmittal.
The Depositary is: CIBC Mellon Trust Company
By Mail
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4
By Hand or Courier
1066 West Hastings Street
Suite 1600
Vancouver, B.C. V6E 3X1
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario
M5L 1G9
Toll Free Telephone: 1-800-387-0825
Local Telephone (within Toronto): 416-643-5500
General E-Mail: inquiries@cibcmellon.com
          Any questions and requests for assistance may be directed by shareholders to the Depositary at its telephone numbers and locations set out above.